                                                                       EXHIBIT 1

[LOGO] b
--------------------------------------------------------------------------------
BREAKWATER RESOURCES LTD.
95 WELLINGTON STREET WEST, SUITE 2000
TORONTO, ONT., M5J 2N7
                                                        Tel: (416) 363-4798
                                                        Fax: (416) 363-1315
--------------------------------------------------------------------------------
NEWS RELEASE

                    BREAKWATER REPORTS FIRST QUARTER RESULTS

May 8, 2003...Breakwater Resources Ltd. (TSX-BWR) reported consolidated net earnings of $69,000 ($0.00 per share) for the first quarter ended March 31, 2003 on gross sales revenue of $52.9 million compared with a consolidated net loss of $3.3 million ($0.03 loss per share) on gross sales revenue of $64.5 million for the same period in 2002.

         Gross sales revenue decreased by $11.6 million from the same period in 2002. Lower sales volumes accounted for $9.0 million of the decrease. The stronger Canadian dollar further reduced gross sales revenue by $3.0 million. Zinc and lead prices were lower in the first quarter of 2003 than in the same period of 2002, however, gold, silver and copper prices were higher more than offsetting the lower zinc and lead prices by $0.4 million.

         The strengthening of the Canadian dollar to 1.4693 at the end of the first quarter of 2003 from 1.5796 at the end of December 2002 resulted in a $5.0 million foreign exchange gain. The Company's debt is denominated in US dollars and acts as a hedge for operating costs incurred in currencies other than the US dollar.

         The loss from mining activities increased by $2.2 million in 2003 to a loss of $2.4 million compared with a loss of $0.2 million in 2002. Direct operating costs during the first quarter of 2003 included higher cost prior period inventory when compared with the same period of 2002 resulting in increased direct costs and reduced margins.

         Operating cash flow for the first quarter of 2003 was $0.4 million ($0.00 per share) compared with operating cash flow of $4.1 million ($0.04 per share) for the first quarter of 2002. Operating cash flow includes $1.2 million spent on reclamation during the first quarter of 2003, of which $1.0 million was for the Nanisivik mine, compared with $0.4 million for the same period of 2002.

-----------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS AND DEFICIT DATA                        First Quarter ended March 31,
-----------------------------------------------------------------------------------------------
                                                                2003                   2002
-----------------------------------------------------------------------------------------------
($000's except for per share numbers, ratios and weights)
-----------------------------------------------------------------------------------------------
Gross Sales Revenue                                             52,910                 64,517
-----------------------------------------------------------------------------------------------
Treatment and Marketing Costs                                   22,432                 31,289
-----------------------------------------------------------------------------------------------
Net Sales Revenue                                               30,478                 33,228
-----------------------------------------------------------------------------------------------
Total Operating Costs                                           32,833                 33,426
-----------------------------------------------------------------------------------------------
(Loss) from Mining Activities                                   (2,355)                  (198)
-----------------------------------------------------------------------------------------------
Net Earnings (Loss)                                                 69                 (3,271)
-----------------------------------------------------------------------------------------------
Net Earnings (Loss) per Common Share                                 -                  (0.03)
-----------------------------------------------------------------------------------------------
Cash Provided by Operating Activities(1)                           433                  4,125
-----------------------------------------------------------------------------------------------
Capital Expenditures                                             3,264                  2,297
-----------------------------------------------------------------------------------------------
Weighted Average Number of Common Shares
-----------------------------------------------------------------------------------------------
Outstanding after Bonus Element                                195,509                101,498
-----------------------------------------------------------------------------------------------

(1)      Before changes in non-cash working capital items.

METAL PRICES

         The following table sets forth the average realized metal prices for the three months ended March 31, 2003 and 2002.

-------------------------------------------------------------------------------------------------
METAL PRICES                                                            FIRST QUARTER
-------------------------------------------------------------------------------------------------
                                                               2003          2002    CHANGE (%)
-------------------------------------------------------------------------------------------------
Zinc (US$/lb)                                                  0.36          0.36            -
-------------------------------------------------------------------------------------------------
Copper (US$/lb)                                                0.76          0.73            7
-------------------------------------------------------------------------------------------------
Lead (US$/lb)                                                  0.20          0.22           (9)
-------------------------------------------------------------------------------------------------
Silver (US$/oz)                                                4.68          4.49            4
-------------------------------------------------------------------------------------------------
Gold (US$/oz)                                                344.13        272.40           26
-------------------------------------------------------------------------------------------------
Exchange Rate, average for the quarter (US$/Cdn.$)            0.662         0.627            6
-------------------------------------------------------------------------------------------------

OPERATIONS

         Production of zinc in concentrate in the first quarter ending March 31, 2003 totalled 95 million pounds compared with 133 million pounds in the first quarter of 2002. The reduced zinc production during the quarter reflects the closure of the Nanisivik mine at the end of the third quarter of 2002. Total cash costs of US$0.31 per pound of payable zinc for the first quarter of 2003 were the same as for 2002 despite the closure of the Nanisivik mine. Total cash costs are calculated on a per pound of payable zinc basis and include all cash costs incurred and expensed at the minesite, plus treatment charges, shipping and marketing costs, net of by-product credits

         The following table details the consolidated operating statistics as well as consolidated operating costs and total cash costs.

----------------------------------------------------------------------
                                                 FIRST QUARTER
----------------------------------------------------------------------
                                              2003            2002
----------------------------------------------------------------------
Ore Milled (tonnes)                         655,616          820,890
----------------------------------------------------------------------
  Zinc (%)                                      7.4              8.1
----------------------------------------------------------------------
Concentrate Production
----------------------------------------------------------------------
  Zinc (tonnes)                              80,943          111,929
----------------------------------------------------------------------
  Copper (tonnes)                             8,443            9,218
----------------------------------------------------------------------
  Lead (tonnes)                               5,885            5,390
----------------------------------------------------------------------
  Gold (tonnes)                                 848            1,181
----------------------------------------------------------------------
Metal in Concentrates
----------------------------------------------------------------------
  Zinc (tonnes)                              43,125           60,470
----------------------------------------------------------------------
  Copper (tonnes)                             1,328            1,391
----------------------------------------------------------------------
  Lead (tonnes)                               3,935            3,690
----------------------------------------------------------------------
  Silver (ounces)                           588,602          937,545
----------------------------------------------------------------------
  Gold (ounces)                               7,252            7,474
----------------------------------------------------------------------
Minesite Operating Costs
----------------------------------------------------------------------
  Per tonne milled (US$)                    $ 27.84          $ 26.61
----------------------------------------------------------------------
Total Cash Costs
----------------------------------------------------------------------
  Per lb. Payable zinc (US$)                $  0.31          $  0.31
----------------------------------------------------------------------

Bouchard-Hebert Mine
--------------------

         At the Bouchard-Hebert mine, production of zinc in concentrate for the quarter increased by 12 percent over the same period in 2002 while the total cash cost was US$0.29 per pound of payable zinc compared with US$0.26 per pound of payable for the same period in 2002. The cash cost per pound of payable zinc was higher during the first quarter of 2003 compared with the same period of 2002 for several reasons. While the zinc head grade was up slightly in the first quarter of 2003, the copper head grade and precious metals production were lower. The combination of increased zinc production and lower credits for other metals resulted in an increase of US$0.028 on a quarter over quarter basis. As well, Bouchard-Hebert costs are generally incurred in Canadian dollars, which due to its recent strengthening, increased costs by US$0.014. Higher propane costs, due to the excessively long and cold winter, and an increase in stope preparation and mine backfilling activities, both unique to the first quarter, resulted in an increase of US$0.006. Lower treatment charges reduced the cost by US$0.002.

----------------------------------------------------------------
                                             FIRST QUARTER
----------------------------------------------------------------
                                        2003             2002
----------------------------------------------------------------
Ore Milled (tonnes)                    271,059         267,434
----------------------------------------------------------------
  Zinc (%)                                 5.6             5.2
----------------------------------------------------------------
  Copper (%)                               0.6             0.6
----------------------------------------------------------------
  Silver (g/t)                              42              47
----------------------------------------------------------------
  Gold (g/t)                               1.3             1.6
----------------------------------------------------------------
Concentrate Production
----------------------------------------------------------------
  Zinc (tonnes)                         24,768          22,069
----------------------------------------------------------------
    Recovery (%)                          88.9            86.6
----------------------------------------------------------------
    Grade (%)                             54.6            54.4
----------------------------------------------------------------
  Copper (tonnes)                        8,443           9,218
----------------------------------------------------------------
    Recovery (%)                          84.5            82.6
----------------------------------------------------------------
    Grade (%)                             15.7            15.1
----------------------------------------------------------------
Metal in Concentrates
----------------------------------------------------------------
  Zinc (tonnes)                         13,518          12,011
----------------------------------------------------------------
  Copper (tonnes)                        1,328           1,391
----------------------------------------------------------------
  Silver (ounces)                      132,649         152,136
----------------------------------------------------------------
 Gold (ounces)                           6,664           6,187
----------------------------------------------------------------
Minesite Operating Costs
----------------------------------------------------------------
  Per tonne milled (Cdn.$)              $36.73          $32.35
----------------------------------------------------------------
Total Cash Costs
----------------------------------------------------------------
  Per lb. payable zinc (US$)             $0.29           $0.26
----------------------------------------------------------------

         The 2002-2003 deep-drilling program at Bouchard-Hebert was essentially completed by the end of the first quarter with a total of 5,293 metres drilled from both surface and underground.

         Two surface diamond drill holes were drilled to the north-west of the Bouchard-Hebert mine to investigate a Pulse-Em "off-hole" geophysical anomaly in hole BW-02-136, however, both holes were abandoned due to excess hole deviation. A new hole is presently being drilled to investigate this anomaly and will be completed early in the second quarter.

A surface diamond drill hole drilled four kilometres south-east of the Bouchard-Hebert mine, intersected 15 percent to 25 percent disseminated pyrite with massive sulphide sections over a core length in excess of 150 metres. A second hole was drilled 500 metres to the north and intersected a similar mineralized zone. Both of these holes had a Pulse-Em "off-hole" geophysical anomaly. A third hole is currently being drilled to investigate these geophysical anomalies.

Plans are currently being prepared for the resumption of the surface exploration program during the second half of 2003.

Nanisivik Mine
--------------

At Nanisivik, there was no production during the first quarter of 2003 as operations ceased on September 30, 2002. Reclamation activities continued during the quarter and as well CanZinco Ltd. personnel continued discussions with a number of interested parties in an effort to find alternative uses for the existing infrastructure.

-------------------------------------------------------------------------
                                                   FIRST QUARTER
-------------------------------------------------------------------------
                                            2003                 2002
-------------------------------------------------------------------------
Ore Milled (tonnes)                           -                182,468
-------------------------------------------------------------------------
  Zinc (%)                                    -                   10.6
-------------------------------------------------------------------------
  Silver (g/t)                                -                     45
-------------------------------------------------------------------------
Concentrate Production
-------------------------------------------------------------------------
  Zinc (tonnes)                               -                 33,415
-------------------------------------------------------------------------
    Recovery (%)                              -                   97.0
-------------------------------------------------------------------------
    Grade (%)                                 -                   56.2
-------------------------------------------------------------------------
Metal in Concentrate
-------------------------------------------------------------------------
  Zinc (tonnes)                               -                 18,769
-------------------------------------------------------------------------
  Silver (ounces)                             -                211,619
-------------------------------------------------------------------------
Minesite Operating Costs
-------------------------------------------------------------------------
  Per tonne milled (Cdn.$)                    -                 $51.02
-------------------------------------------------------------------------
Total Cash Costs
-------------------------------------------------------------------------
  Per lb. payable zinc (US$)                  -                  $0.34
-------------------------------------------------------------------------

Bougrine Mine
-------------

         Production of zinc in concentrate for the quarter increased by 7 percent over the same period in 2002 while the total cash cost remained the same at US$0.32 per pound of payable zinc. Mine operating costs on a per tonne milled basis were higher in the first quarter of 2003 over the same quarter of 2002 due to an increase in lubricant consumption, expected to return to lower levels in the second quarter of 2003, and an increase in the annual rail and power rates. These two factors accounted for 58 percent of the increase while the impact of the Tunisian Dinar to the US dollar exchange rate accounted for the rest of the increase. The overall cost per pound of payable zinc remained constant due to improved output of zinc compared with the same period of 2002.

-------------------------------------------------------------------------
                                                   FIRST QUARTER
-------------------------------------------------------------------------
                                               2003              2002
-------------------------------------------------------------------------
Ore Milled (tonnes)                          108,901           107,896
-------------------------------------------------------------------------
  Zinc (%)                                      10.9              10.3
-------------------------------------------------------------------------
  Lead (%)                                       1.6               1.7
-------------------------------------------------------------------------
Concentrate Production
-------------------------------------------------------------------------
  Zinc (tonnes)                               17,729            16,514
-------------------------------------------------------------------------
    Recovery (%)                                81.9              81.5
-------------------------------------------------------------------------
    Grade (%)                                   54.6              54.9
-------------------------------------------------------------------------
  Lead (tonnes)                                1,874             2,181
-------------------------------------------------------------------------
    Recovery (%)                                74.2              80.0
-------------------------------------------------------------------------
    Grade (%)                                   66.7              67.4
-------------------------------------------------------------------------
Metal in Concentrates
-------------------------------------------------------------------------
  Zinc (tonnes)                                9,676             9,062
-------------------------------------------------------------------------
  Lead (tonnes)                                1,250             1,470
-------------------------------------------------------------------------
Minesite Operating Costs
-------------------------------------------------------------------------
  Per tonne milled (US$)                      $34.56            $28.28
-------------------------------------------------------------------------
Total Cash Costs
-------------------------------------------------------------------------
  Per lb. Payable zinc (US$)                   $0.32             $0.32
-------------------------------------------------------------------------

         Confirmation was received during the quarter of the renewal of eight existing exploration permits and the re-staking of four additional exploration permits with a combined area of 39.55 square kilometres covering the entire prospective area of the Bougrine mine.

         During the quarter, exploration resumed in the Koudiat Hanich area where zinc mineralization had previously been targeted in brecciated limestone. The objective of the current program is to obtain a better understanding of the shape and orientation of the brecciated body.

         In an ongoing effort to increase the mineral reserves and resources and the operating life of the mine, the Company has been engaged in discussions with the Tunisian authorities on utilizing reserves currently being mined by a government enterprise.

El Mochito Mine
---------------

         At the El Mochito mine, production of zinc in concentrate decreased by 4 percent while lead production increased by 21 percent in the first quarter of 2003 over the same period in 2002. Total cash costs decreased by 3 percent to US$0.29 per pound of payable zinc from US$0.30 per pound of payable zinc in the first quarter of 2002. The reduction in costs is attributable to lower treatment charges, improvements in grade control and improved productivity.

-------------------------------------------------------------------------
                                                    FIRST QUARTER
-------------------------------------------------------------------------
                                               2003              2002
-------------------------------------------------------------------------
Ore Milled (tonnes)                          166,494           159,494
-------------------------------------------------------------------------
  Zinc (%)                                       7.5               8.0
-------------------------------------------------------------------------
  Lead (%)                                       1.9               1.7
-------------------------------------------------------------------------
  Silver (g/t)                                    84               108
-------------------------------------------------------------------------
Concentrate Production
-------------------------------------------------------------------------
  Zinc (tonnes)                               21,924            22,755
-------------------------------------------------------------------------
    Recovery (%)                                91.9              93.2
-------------------------------------------------------------------------
    Grade (%)                                   52.1              52.3
-------------------------------------------------------------------------
  Lead (tonnes)                                4,011             3,209
-------------------------------------------------------------------------
    Recovery (%)                                83.4              82.8
-------------------------------------------------------------------------
    Grade (%)                                   66.9              69.2
-------------------------------------------------------------------------
Metal in Concentrates
-------------------------------------------------------------------------
  Zinc (tonnes)                               11,422            11,908
-------------------------------------------------------------------------
  Lead (tonnes)                                2,685             2,220
-------------------------------------------------------------------------
  Silver (ounces)                            398,785           495,574
-------------------------------------------------------------------------
Minesite Operating Costs
-------------------------------------------------------------------------
  Per tonne milled (US$)                      $29.70            $30.06
-------------------------------------------------------------------------
Total Cash Costs
-------------------------------------------------------------------------
  Per lb. Payable zinc (US$)                   $0.29             $0.30
-------------------------------------------------------------------------

El Toqui Mine
-------------

         At the El Toqui mine, production of zinc in concentrate for the quarter decreased by 2 percent over the same period in 2002 while the total cash cost was US$0.36 per pound of payable zinc compared with US$0.32 for the same period in 2002. The principal reasons for the increased unit costs were the drop in the zinc and gold head grades and the increased tonnes mined and milled. As well, construction of the new crushing system necessitates the temporary use of a portable crusher which added approximately US$1 per tonne to minesite operating costs. The new crusher will be commissioned during the second quarter of 2003 and costs for crushing will be reduced.

-------------------------------------------------------------------------
                                                   FIRST QUARTER
-------------------------------------------------------------------------
                                              2003              2002
-------------------------------------------------------------------------
Ore Milled (tonnes)                          109,163           103,598
-------------------------------------------------------------------------
  Zinc (%)                                       8.4               9.1
-------------------------------------------------------------------------
  Gold (g/t)                                     0.3               0.8
-------------------------------------------------------------------------
Concentrate Production
-------------------------------------------------------------------------
  Zinc (tonnes)                               16,522            17,176
-------------------------------------------------------------------------
    Recovery (%)                                92.3              92.0
-------------------------------------------------------------------------
    Grade (%)                                   51.5              50.8
-------------------------------------------------------------------------
  Gold (tonnes)                                  848             1,181
-------------------------------------------------------------------------
    Recovery (%)                                34.1              48.2
-------------------------------------------------------------------------
    Grade (g/t)                                 13.1              33.9
-------------------------------------------------------------------------
Metal in Concentrates
-------------------------------------------------------------------------
  Zinc (tonnes)                                8,509             8,720
-------------------------------------------------------------------------
  Gold (ounces)                                  588             1,287
-------------------------------------------------------------------------
  Silver (ounces)                             57,158            78,216
-------------------------------------------------------------------------
Minesite Operating Costs
-------------------------------------------------------------------------
  Per tonne milled (US$)                      $27.41            $26.33
-------------------------------------------------------------------------
Total Cash Costs
-------------------------------------------------------------------------
  Per lb. Payable zinc (US$)                   $0.36             $0.32
-------------------------------------------------------------------------

Development work continued during the quarter to access the Aserradero area. Production is expected from this higher grade gold area during the second half of 2003.

Construction of a new crushing system began during the first quarter and is expected to be completed during the second quarter of 2003. The new crushing plant will have much greater capacity than the existing facility and will provide for a 25 percent plant capacity increase as well as increase operator efficiency.

Exploration work for the quarter focussed on geological mapping and soil sample collection in the area immediately east of the Toqui mine.

Langlois Mine
-------------

On February 12, 2003, the Company announced preliminary in-fill drilling results from the 7,935-metre drill program currently underway at the Langlois mine. The objective of this program is to further delineate and upgrade resources to reserves in Zone 97, both above 6 level and below 13 level.

Once the present drill program is complete, SRK will update the feasibility study to include any new mineral reserves. Management expects the study will be completed during the second quarter of 2003.

Lapa Property, Quebec
---------------------

On April 24, 2003, the Company announced that Agnico-Eagle Mines Limited has agreed to purchase 100 percent of Breakwater's Tonawanda and Zulapa gold properties, known collectively as the Lapa property, subject to the completion of a definitive legal agreement.

Agnico-Eagle will pay Breakwater US$7.925 million for Breakwater's interest in the Lapa property. Breakwater will retain a 1.0 percent net smelter royalty
(NSR) on all gold production from the Tonawanda property and a 0.5 percent NSR on all gold production from the Zulapa property. Agnico-Eagle will also pay a non-refundable advance royalty of US$1 million on closing and a further non-refundable advance royalty of US$1 million when the total published inferred resources reach 2 million ounces of gold on the Zulapa and Tonawanda properties.

In addition to the Lapa property, Agnico-Eagle has purchased Breakwater's 66 2/3 percent interest in the Chibex South property, located four kilometres south of the Lapa property in Cadillac Township. Agnico-Eagle will pay Breakwater US$75,000 for the property as well as a 0.66 percent NSR.

The Lapa and Chibex South properties are considered by Breakwater to be non-core assets.

Breakwater Resources Ltd. is a mineral resource company engaged in the acquisition, exploration, development and mining of base metal and precious metal deposits in the Americas and North Africa. Breakwater has four producing zinc mines: the Bouchard-Hebert mine in Quebec, Canada; the Bougrine mine in Tunisia; the El Mochito mine in Honduras; and the El Toqui mine in Chile.

This press release contains certain forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risk and uncertainties are disclosed under the heading "Risk Factors" in the Corporation's Annual Report on Form 20-F filed with certain Canadian securities regulators and with the United States Securities and Exchange Commission.

For further information please contact:

----------------------------------------------------------------------
Colin K. Benner                        Rene Galipeau
----------------------------------------------------------------------
President and                          Executive Vice-President
----------------------------------------------------------------------
Chief Executive Officer                and Chief Financial Officer
----------------------------------------------------------------------
(416) 363-4798 Ext. 269                (416) 363-4798 Ext. 260
----------------------------------------------------------------------

Email: investorinfo@breakwater.ca      Website: www.breakwater.ca


BREAKWATER RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
As at March 31, 2003 and December 31, 2002
(Expressed in thousands of Canadian dollars)
---------------------------------------------------------------------------------------------------------
                                                                            MARCH 31,        December 31,
                                                                              2003               2002
---------------------------------------------------------------------------------------------------------
ASSETS                                                                     (Unaudited)
CURRENT ASSETS
Cash and cash equivalents                                                    $   5,845         $   6,435
Accounts receivable - concentrate                                                5,213            17,061
Other receivables                                                                5,691             6,921
Concentrate inventory                                                           25,749            25,340
Materials and supplies inventory                                                26,912            28,967
Prepaid expenses and other current assets                                        3,496             2,387

---------------------------------------------------------------------------------------------------------
                                                                                72,906            87,111
RECLAMATION DEPOSITS                                                             1,462             1,387
MINERAL PROPERTIES AND FIXED ASSETS                                            126,925           134,882
---------------------------------------------------------------------------------------------------------
                                                                             $ 201,293         $ 223,380
---------------------------------------------------------------------------------------------------------

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities                                     $  22,039         $  25,577
Provisional payments for concentrate inventory shipped and not priced            4,221             8,642
Short-term debt including current portion of long-term debt                     70,106            30,227
Income and mining taxes payable                                                    249               381
---------------------------------------------------------------------------------------------------------
                                                                                96,615            64,827
LONG-TERM DEBT                                                                   1,396            48,438
RECLAMATION AND CLOSURE COST ACCRUALS                                           13,833            13,697
FUTURE TAX LIABILITIES                                                             888               822
---------------------------------------------------------------------------------------------------------
                                                                               112,732           127,784
---------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Capital stock                                                                  258,481           257,759
Common shares to be issued                                                          --               618
Contributed surplus                                                              1,582             1,582
Deficit                                                                       (178,786)         (178,855)
Cumulative translation adjustments                                               7,284            14,492
---------------------------------------------------------------------------------------------------------
                                                                                88,561            95,596
---------------------------------------------------------------------------------------------------------
                                                                             $ 201,293         $ 223,380
---------------------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF
OPERATIONS AND DEFICIT

For the Periods Ended March 31, 2003 and 2002
(Expressed in thousands of Canadian dollars except share and per share amounts)
(Unaudited)
----------------------------------------------------------------------------------------
                                                            THREE MONTHS ENDED
                                                                 MARCH 31,
                                                       2003                   2002
----------------------------------------------------------------------------------------
Gross sales revenue                                $      52,910         $      64,517
Treatment and marketing costs                             22,432                31,289
----------------------------------------------------------------------------------------
Net revenue                                               30,478                33,228
----------------------------------------------------------------------------------------

OPERATING COSTS
Direct operating costs                                    26,214                25,676
Depreciation and depletion                                 6,030                 6,618
Reclamation and closure costs                                589                 1,132
----------------------------------------------------------------------------------------
                                                          32,833                33,426
----------------------------------------------------------------------------------------
LOSS FROM MINING ACTIVITIES                               (2,355)                 (198)
----------------------------------------------------------------------------------------
OTHER EXPENSES (INCOME)
General and administrative                                 1,306                 1,279
Interest and financing                                       703                 1,115
Investment and other income                                  (29)                 (168)
Foreign exchange (gain) loss on U.S. dollar
  denominated debt                                        (5,029)                   25
----------------------------------------------------------------------------------------
                                                          (3,049)                2,251
----------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE THE FOLLOWING:                        694                (2,449)
----------------------------------------------------------------------------------------

Other non-producing property costs                           583                   477
Income and mining taxes                                       42                   345
----------------------------------------------------------------------------------------
                                                             625                   822
----------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                           69                (3,271)
DEFICIT - BEGINNING OF PERIOD                           (178,855)             (158,968)
----------------------------------------------------------------------------------------
DEFICIT - END OF PERIOD                            $    (178,786)        $    (162,239)
----------------------------------------------------------------------------------------

EARNINGS (LOSS) PER SHARE - BASIC                  $        0.00         $       (0.03)
----------------------------------------------------------------------------------------
DILUTED EARNINGS PER COMMON SHARE                  $        0.00         $         N/A
----------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING AFTER BONUS ELEMENT                    195,509,000           101,498,000
----------------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Periods Ended March 31, 2003 and 2002
(Expressed in thousands of Canadian dollars)
(Unaudited)
---------------------------------------------------------------------------------------------
                                                                     THREE MONTHS ENDED
                                                                          MARCH 31,
                                                                   2003             2002
---------------------------------------------------------------------------------------------
CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Net earnings (loss)                                              $     69         $ (3,271)
Non-cash items:
  Depreciation and depletion                                        6,030            6,618
  Foreign exchange (gain) loss on U.S. dollar denominated
    debt and other non-cash items                                  (5,116)              26
  Future income taxes                                                  66               --
  Reclamation and closure cost accruals                               589            1,132

---------------------------------------------------------------------------------------------
                                                                    1,638            4,505
Payment of reclamation and closure costs                           (1,205)            (380)
Changes in non-cash working capital items                           4,142          (16,193)
---------------------------------------------------------------------------------------------
                                                                    4,575          (12,068)
---------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Issue of common shares for cash                                      54              133
  (Decrease) increase in debt                                      (1,880)          13,977

---------------------------------------------------------------------------------------------
                                                                   (1,826)          14,110
---------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
  Reclamation deposits                                                (75)              --
  Mineral properties and fixed assets                              (3,264)          (2,297)
---------------------------------------------------------------------------------------------
                                                                   (3,339)          (2,297)
---------------------------------------------------------------------------------------------
DECREASE IN CASH                                                     (590)            (255)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                     6,435            3,305
---------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS - END OF PERIOD                        $  5,845         $  3,050
---------------------------------------------------------------------------------------------


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for:
  Interest                                                       $    743         $    851
  Income and mining taxes                                        $    108         $     --